Filed pursuant to Rule 424(b)(3)
File No. 333-179641

Grant Park Fund August 2012 Update
September 21, 2012

Supplement dated September 21, 2012 to Prospectus dated April 30, 2012
Class	August ROR	YTD ROR	Net Asset Value	Net Asset Value per Unit
A	-1.3%	1.8%	$39.9M	$1,318.66
B	-1.4%	1.3%	$390.6M	$1,113.58
Legacy 1	-1.1%	3.3%	$5.7M	$942.31
Legacy 2	-1.1%	3.1%	$14.3M	$930.67
Global 1	-1.2%	3.8%	$12.4M	$907.20
Global 2	-1.2%	3.6%	$28.5M	$897.01
Global 3	-1.3%	2.4%	$235.0M	$842.32
ALL PERFORMANCE REPORTED IS NET OF FEES AND EXPENSES

Sector Commentary
Currencies:  The euro rallied against counterparts as the European Central Bank indicated it had new plans to buy Spanish and Italian bonds in order to aid the ailing economies.  In the U.S., the dollar finished lower as optimism about Europe caused investors to liquidate dollar-denominated assets. The Australian dollar also weakened on speculation the Reserve Bank of Australia would cut interest rates in the near future.

Energy:  Crude oil markets rallied nearly 10% as hurricane activity in the Gulf of Mexico threatened energy supplies.  The U.S. Energy Information Administration reported a decline in U.S. crude oil inventories, which also had a bullish effect on prices.  Natural gas markets fell as energy demand needed for cooling fell as the widespread heat waves began to subside.

Equities:  Global equity markets and investor confidence generally rose based on optimism surrounding quantitative easing.  Bullish economic data in the U.S., including retail sales and housing, also supported global share prices.

Fixed Income:  U.S. Treasury markets registered mixed results.  In anticipation of new U.S. Federal Reserve bond-buying initiatives, investors expanded their fixed-income exposure, which drove prices higher.  Gains were offset, however, as rallies in the equity markets and improving investor confidence caused investors to refocus towards riskier assets.

Grains/Foods:  Soybean markets continued their uptrend on speculation the current droughts have had a worse-than-expected impact on crops.  Cocoa markets registered a near 12% gain as ongoing civil unrest and dry weather in the Ivory Coast supported prices.  Sugar prices declined as improved weather conditions in Brazil supported production.

Metals:  Metals markets generally rose as investors anticipated the announcement of new stimulus initiatives by the U.S. Federal Reserve.  In the precious metals markets, investors built dollar-hedging gold positions, which drove prices higher.  Base metals prices were supported by hopes economic stimulus would boost industrial demand.

Sincerely,

David Kavanagh
President

Enclosures

Daily fund performance and weekly commentaries are available on our website at www.grantparkfunds.com.

PAST PERFORMANCE IS NOT INDICATIVE OF FUTURE RESULTS
FUTURES TRADING INVOLVES A HIGH DEGREE OF RISK AND IS NOT SUITABLE FOR ALL INVESTORS
THIS DOES NOT CONSTITUTE AN OFFER OF ANY SECURITY FOR SALE NOR SHALL THERE BE ANY SALE OF SECURITIES IN ANY JURISDICTION IN WHICH AN OFFER, SOLICITATION OR SALE WOULD BE UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF ANY SUCH JURISDICTION OFFERING BY PROSPECTUS ONLY.

Account Statement
(Prepared from books without audit)
For the month ended August 31, 2012

STATEMENT OF INCOME
Trading Income (Loss)	Month to Date Total	Year to Date Total
Realized Trading Income (Loss)	$5,194,338	$54,505,159
Change In Unrealized Income (Loss)	-9,664,241	6,247,236
Brokerage Commission	-223,154	-2,064,167
Exchange, Clearing Fee and NFA Charges	-87,373	-654,922
Other Trading Costs	-597,556	-4,926,424
Change in Accrued Commission	-18,765	-50,961
Net Trading Income (Loss)	-5,396,751	53,055,921

Other Income	Month to Date Total	Year to Date Total
Interest, U.S. Obligations	$88,493	$885,631
Interest, Other	85,542	396,175
U.S. Government Securities Gain (Loss)	0	0
Dividend Income	0	0
Total Income (Loss)	-5,222,716	54,337,727

Expenses	Month to Date Total	Year to Date Total
Management Fee	$0	$0
Incentive Fee	790,432	8,560,703
Operating Expenses	154,475	1,282,746
Organization and Offering Expenses	178,652	1,482,304
Brokerage Expenses	3,508,610	29,271,638
Dividend Expenses	0	0
Total Expenses	4,632,169	40,597,391

Net Income (Loss)	$-9,854,885	$13,740,336

Statement of Changes in Net Asset Value	Month to Date Total	Year to Date Total
Beginning Balance	$743,855,574	$798,842,191
Additions	2,248,200	28,724,336
Net Income (Loss)	-9,854,885	13,740,336
Redemptions	-9,938,479	-114,996,453
Balance at August 31, 2012	$726,310,410	$726,310,410

PERFORMANCE SUMMARY BY CLASS
Class	Net Asset Value per Unit	Units	Net Asset Value	ROR – Month to Date ROR – Year to Date
A	$1,318.655	30,241.07147	$39,877,531	-1.30%	1.76%
B	$1,113.578	350,761.51546	$390,600,167	-1.36%	1.32%
Legacy 1	$942.312	6,038.62420	$5,690,270	-1.10%	3.30%
Legacy 2	$930.673	15,330.48866	$14,267,677	-1.12%	3.06%
Global 1	$907.200	13,640.93859	$12,375,062	-1.15%	3.76%
Global 2	$897.008	31,771.33923	$28,499,140	-1.16%	3.55%
Global 3	$842.316	278,993.49948	$235,000,561	-1.31%	2.40%

To the best of my knowledge and belief the information contained herein is accurate and complete.

__________________________________________________________
David Kavanagh, President
For Dearborn Capital Management, LLC
General Partner of Grant Park Futures Fund, Limited Partnership